UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-25709

EBC I, Inc.
(Exact name of registrant as specified in its charter)

400 Continental Boulevard, 6th Floor
El Segundo, CA 90245
(310) 426-2187
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Common Stock, par value $.0001 per share
(Title of each class of securities covered by this Form)

Common Stock, par value $.0001 per share
6.25% Convertible Subordinated Notes due December 1, 2004
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☐

        Approximate number of holders of record as of the certification or notice date: None (1)

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, EBC I, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 5, 2002	By:	/s/ BARRY GOLD
	Name:	Barry Gold
	Title:	Plan Administrator

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

(1)    On March 7, 2001, EBC I, Inc. (formerly known as eToys Inc.) (the "Registrant") and its subsidiaries, EBC Distribution, LLC (formerly known as eToys Distribution, LLC) ("EBC Distribution"), eKids, Inc. ("eKids") and PMJ Corporation ("PMJ" and together with EBC Distribution and eKids, the "Affiliated Debtors"), filed a petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the "Court"), Case Numbers 01-706(MFW) through 01-709(MFW). On November 4, 2002, the Court entered an order confirming the Revised First Amended Consolidated Liquidating Plan of Reorganization of EBC I, Inc., f/k/a eToys, Inc., and its Affiliated Debtors and Debtors-in-Possession dated August 5, 2002 (the "Plan"). Under the Plan, the Registrant's Common Stock, $.0001 par value per share (the "Common Stock"), and 6.25% Convertible Subordinated Notes due December 1, 2004 were deemed canceled on November 5, 2002, the effective date of the Plan, and are no longer outstanding.